Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Aphria Inc. (“Aphria” or the “Company”)

1 Adelaide Street East, Suite 2310

Toronto, Ontario

M5C 1J4

2.                                      Date of Material Change

May 8, 2020

3.                                      News Release

The Company issued a news release with respect to the material change described herein via Cision on May 8, 2020.

4.                                      Summary of Material Change

The Company announced that it entered into privately negotiated agreements with a limited number of holders outside of Canada of its convertible senior notes (“Notes”) to repurchase an aggregate of approximately $127.5 million ($90.8 million USD) principal amount of Notes for approximately 18.7 million of common shares and approximately $2.9 million ($2.1 million USD) in cash for accrued and unpaid interest.

5.                                      Full Description of Material Change

5.1          Full Description of Material Change

The Company announced that it entered into privately negotiated agreements with a limited number of holders outside of Canada of its Notes to repurchase an aggregate of approximately $127.5 million ($90.8 million USD) principal amount of Notes for approximately 18.7 million of common shares and approximately $2.9 million ($2.1 million USD) in cash for accrued and unpaid interest.

Effectively, the Company agreed to repurchase a portion of its Notes at a 25% discount to their face value, using shares issued at a 31% premium to Aphria’s most recent closing market price (which is equivalent to a conversion price of $4.84 USD per share).

The purpose of the transaction was to reduce the Company’s debt and eliminate $6.7 million ($4.8 million USD) in annual cash interest costs.

This transaction strengthens the Company’s balance sheet by increasing its net cash position from $36.3 million CAD at its February 29, 2020 quarter-end to $163.8 million, on a pro-forma basis as at that date.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

The executive officer who can answer questions regarding this report is Mr. Carl Merton, Chief Financial Officer of the Company.  Mr. Merton can be reached at 519-398-8800.

9.                                      Date of Report

This report is dated May 15, 2020.